Confidential Treatment Requested By

M/A-COM Technology Solutions Holdings, Inc.

CERTAIN PORTIONS OF THIS LETTER, MARKED WITH [***], HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 83 OF THE COMMISSION’S RULES OF PRACTICE.

October 21, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jeffrey Jaramillo

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	M/A-COM Technology Solutions Holdings, Inc.

Registration Statement on Form S-1

Amended September 30, 2011

File No. 333-175934

Dear Mr. Jaramillo:

We are submitting this letter on behalf of M/A-COM Technology Solutions Holdings, Inc. (the “Company”) in response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 19, 2011 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 3 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

General

1.	We note your revisions in response to prior comment 1; however, it is unclear how the customers’ products shown on the cover relate to your semiconductors and electronic components. If you elect to show customer products in your prospectus, please do so elsewhere in your document where you can clearly describe their relationship to your products and their relevance to your business.

Response: The Company has revised the cover art to more prominently display pictures of its own products and to further limit its depictions of example customer applications to the two most significant customer applications by revenue in each of its three primary markets. The Company supplementally advises the Staff that:

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Mr. Jeffrey Jaramillo October 21, 2011 Page 2	Confidential Treatment Requested By M/A-COM Technology Solutions Holdings, Inc.

•

sales of the Company’s products incorporated into the point-to-point cellular backhaul applications and cable TV and broadband devices such as those pictured in the revised cover art are representative of approximately [***]% and [***]%, respectively, of total revenue in the Networks market in fiscal year 2011;

•

sales of the Company’s products incorporated into radar systems and tactical and public safety radios such as those pictured in the revised cover art are representative of approximately [***]% and [***]%, respectively, of total revenue in the A&D market in fiscal year 2011; and

•

sales of the Company’s products incorporated into automotive GPS systems and mobile devices such as those pictured in the revised cover art are representative of approximately [***]% and [***]%, respectively, of total revenue in the Multi-market in fiscal year 2011.

2.	We note your responses to our prior comment numbers 2, 6 and 10 in which you indicate that responsive changes will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form S-1 registration statement. Please note that we may have further comment upon our review of your revised disclosures.

Response: The Company confirms that it will make responsive changes in connection with prior comment numbers 2, 6 and 10 in a future amendment to the Registration Statement prior to its effectiveness. The Company acknowledges that the Staff will review such changes and may have further comment upon review of the revised disclosures.

Prospectus Summary, page 1

3.	We note your response to prior comment 4. If you elect to disclose your top customers from each of your primary markets, state clearly which customers represent each market. It is not appropriate to selectively disclose your customers based on name recognition. Please revise.

Response: The Company has revised its disclosure on pages 2 and 64 of the Amendment to disclose its top five OEM and contract manufacturer customers, listed alphabetically, in each of its primary markets as measured by fiscal year 2011 revenue. The revised disclosure clearly states which customers represent each market.

Exhibits and Financial Statement Schedules, page II-3

4.	Your response to prior comment 13 appears to address only the omission of schedules and similar attachments. It does not address the omission of exhibits to exhibits 2.1 and 2.2 that are not similar to schedules. Please provide us an expanded response that addresses all omissions.

Response: In response to the Staff’s comment, the Company has re-filed Exhibits 2.1 and 2.2 with all exhibits.

* * * *

* Certain confidential information on this page, marked with [***], has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice.

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Mr. Jeffrey Jaramillo October 21, 2011 Page 3	Confidential Treatment Requested By M/A-COM Technology Solutions Holdings, Inc.

We greatly appreciate your prompt response to this letter. If you have any questions or comments concerning these responses, please feel free to contact me at (303) 291-2362.

Respectfully submitted, PERKINS COIE LLP

/s/ Jason Day
Jason Day

cc:	Charles Bland

Conrad Gagnon

Clay Simpson

Keith Higgins

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